

Mail Stop 3561

October 27, 2009

Mr. James Hyatt
President, Chief Executive Officer and Director
Così, Inc.
1751 Lake Cook Road
Deerfield, IL 60015

> **Re:** **Così, Inc.**
> **Registration Statement on Form S-3**
> **Filed September 30, 2009**
> **File No. 333-162233**
>
> **Form 10-K for Fiscal Year ended December 29, 2008**
> **Filed March 16, 2009**
> **File No. 000-50052**
>
> **Definitive Proxy Statement on Form 14A**
> **Filed April 28, 2009**
> **File No. 000-50052**

Dear Mr. Hyatt:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Cover Page of Prospectus</u>

1. Please revise the prospectus cover and the rest of your filing, as applicable, to indicate the latest date to which you may extend the rights offering period. Indicate whether subscribers will be able to revoke their exercise in the event you extend the rights offering.

2. We are unclear as to why you have included on your cover page the disclosure in which you state that you will not file a Form S-3 registration statement pursuant to General Instruction I.B.6 in a public primary offering with a value exceeding more than one-third of your market value in any 12-month period so long as your market value remains below $75 million. Please advise.

<u>Questions and Answers Relating to the Rights Offering, page i</u>

3. Please include here, in an appropriate place, your revenues and net losses for the most recent audited period and interim stub to provide a financial snapshot of your company.

4. Please tell us the anticipated timing of amending your Shareholder Rights Plan and tell us if you will need to file a proxy statement before amending it.

<u>Can our board of directors extend, cancel or amend the rights offering?, page iii</u>

5. Please disclose how you intend to notify shareholders that the rights offering has been cancelled, extended, or modified.

6. Please disclose the material factors that you will consider in determining whether to cancel, extend or modify the rights offering. Similarly revise your disclosure on page 18 of your filing.

7. Please disclose the types of amendments and modifications to the terms of the rights offering that you have contemplated, the process you will use to determine whether amendments and modifications to the offering should be made, and the implications to investors of each. Tell us whether the amendments and modifications contemplated include a change in the subscription price.

8. Disclose whether all amendments to the rights offering that may grant more favorable terms to subscription rights holders will apply retroactively to all subscription rights holders, including those who have already exercised their subscription rights, if applicable.

After I send in my payment and rights certificate, may I cancel my exercise of subscription rights, page iv?

9. Please clarify, if true, that all exercises of subscription rights are irrevocable, even if you amend the terms of the offering.

If the rights offering is not completed, will my subscription payment be refunded to me?, page v

10. We note that the subscription agent will hold all funds it receives in a segregated bank account until completion of the rights offering. Tell us if you have taken steps to ensure the protection of these funds and tell us whether there is a chance these funds could be subject to creditors' claims.

What are the U.S. federal income tax consequences of exercising subscription rights?, page vi

11. Please revise here and throughout your filing to state that investors are "urged" or "encouraged" to consult their own tax advisors. Statements that investors "should" consult their own advisors are not appropriate.

Risk Factors, page 6

General

12. We note that you state that you have highlighted risks in "other sections" of your prospectus and that the risks in your risk factors section "are not the only risks" that you face. Please revise your risk factors section to include all risks related to the rights offering. All material risks should be described. If risks are not deemed material, you should not reference them.

13. Please add a risk factor to discuss any risk of an effect on the market price of your stock as a result of the rights offering.

14. Please add a risk factor in which you disclose the risks associated with your ability to amend the terms of the offering at any time.

15. Please add a risk factor in which you discuss the risks associated with the fact that investors cannot revoke their subscription rights once they have been exercised.

If you do not fully exercise your subscription rights, page 6

16. Please add a separate risk factor with an appropriate subheading addressing the risks discussed in the second paragraph.

The Rights Offering, page 13

17. We note the phrase, "in the event of any inconsistencies." There should not be inconsistencies within your filing. Please correct any inconsistencies, if applicable, and delete this phrase.

Purchase Agreements, page 15

18. Please tell us why the shares are being offered to your executive officers and directors in a private placement. Please tell us if they will also receive subscription rights. Please also provide us with an analysis as to why the private placement does not need to be integrated with the registered offering.

Expiration Date and Amendments, page 17

19. We note that if the offering is extended, you will issue a press release announcing the extension no later than 9:00 am, New York City time, on the next business date after the most recently announced expiration of the rights offering. Please disclose how you intend to notify shareholders that you have amended or

modified the terms of the rights offering.

Conditions, Withdrawal and Termination, page 18

20. Please disclose when you will give notice to shareholders that you have withdrawn, terminated or cancelled the rights offering.

Medallion Guarantee May Be Required, page 19

21. Please briefly explain the steps that investors must take to get their signature "guaranteed by an eligible institution."

Validity of Subscriptions, page 21

22. Please disclose the process that you will use to resolve all questions regarding the validity and form of the exercise of subscription rights.

Material U.S. Federal Income Tax Consequences, page 22

23. Please file as an exhibit a tax opinion as required by Item 601(b)(8) of Regulation S-K or advise as to why this is not necessary.

Receipt of Subscription Rights, page 23

24. Please revise this section to state unequivocally the tax consequences. For example, we note your statements that investors "generally should not recognize taxable income" and "[i]f this position is correct, as is assumed for the remainder of this summary." If you are unable to provide an unequivocal statement, please disclose the reason for the uncertainty and the risks to investors of different possible outcomes.

Form of Opinion of Cadwalader, Wickersham & Taft, LLP, Exhibit 5.1

25. Please revise assumption (y) on page 2 to clarify that you are only making the assumption with regards to parties other than the registrant.

26. Please delete the last sentence of your opinion or update the opinion as of the date of effectiveness.

Form of Notice of Important Tax Information, Exhibit 99.8

27. Please tell us the purpose of this document.

Form 10-K for fiscal year ended December 29, 2008

Recent Sales of Unregistered Securities, page 22

28. In future filings, please state briefly the facts relied upon for the exemption claimed. Refer to Item 701(d) of Regulation S-K.

29. Please also provide the amount of the consideration in future filings. Refer to Item 701(c) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A

Annual Cash Incentive Compensation, page 18

30. We note that in December 2008, the compensation committee permitted Mr. Hyatt to exchange 265,000 unvested shares of restricted stock for restricted stock units. Please explain to us the material factors the compensation committee considered in deciding to grant his request.

****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Chanda DeLong at (202) 551-3490 or me at (202) 551-3210 with any questions.

Sincerely,

Susan Block
Attorney Advisor

Cc: Mr. Dennis J. Block, Esq.
        via facsimile (212) 504-6666